FXCM Inc.

55 Water Street, Floor 50

New York, NY 10041

July 29, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Folake Ayoola

RE:	FXCM Inc.
Registration Statement on Form S-3 (File No. 333-212489)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, FXCM Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on August 2, 2016 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant hereby authorizes Boris Dolgonos, an attorney with our legal counsel, Jones Day, to orally modify or withdraw this request for acceleration. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Boris Dolgonos of Jones Day at (212) 326-3430 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

FXCM Inc.

By:	/s/ David S. Sassoon
David S. Sassoon
General Counsel and Secretary

cc:	Boris Dolgonos, Jones Day